EXHIBIT 99.1

Aeterna Zentaris Files Management Information Circular

CHARLESTON, S.C., April 09, 2018 (GLOBE NEWSWIRE) -- Aeterna Zentaris Inc. (NASDAQ:AEZS) (TSX:AEZS) is pleased to announce that it has filed its Management Information Circular for the upcoming Annual and Special Meeting of Shareholders. The Meeting will be held at the offices of Stikeman Elliott LLP, located on the 41st floor at 1155 René-Lévesque Blvd. West, Montreal, Quebec, Canada, H3B 3V2 on Tuesday, May 8, 2018, at 10:00 a.m. (Eastern Time).  Shareholders will receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2017, together with the auditors’ report thereon and be asked to elect directors; to appoint auditors and to authorize the directors to determine their compensation; and to consider the ordinary resolution to approve the long-term incentive plan of the Corporation. The Management Information Circular is available on www.sedar.com, www.sec.gov and on the Company website www.aezsinc.com.

The Company encourages shareholders to read the Management Information Circular in detail. Shareholders who have questions or have not received their proxy or voting instruction form may contact Aeterna Zentaris’ Proxy Solicitation Agent:

Laurel Hill Advisory Group
Toll free: 1-877-452-7184 or 416-304-0211
Email: assistance@laurelhill.com

About Aeterna Zentaris Inc.

Aeterna Zentaris Inc. is a specialty biopharmaceutical company focused on developing and commercializing, principally through out-licensing arrangements, Macrilen™ (macimorelin), an orally available ghrelin agonist, to be used in the diagnosis of patients with adult growth hormone deficiency.  Aeterna Zentaris has entered into a license and assignment agreement with a wholly-owned subsidiary of Strongbridge Biopharma plc to carry out development, manufacturing, registration and commercialization of Macrilen™ (macimorelin) in the United States and Canada.  For more information, visit www.aezsinc.com.

Contacts:

Aeterna Zentaris Inc.
James Clavijo
Chief Financial Officer
IR@aezsinc.com
843-900-3201